UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

167-169 Great Portland Street, 5th Floor,

London, W1W 5PF, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on October 30, 2026, RedCloud Holdings plc (the “Company”), held its general meeting of shareholders, at which the Company’s shareholders approved (i) a share consolidation or reverse share split, at a ratio of 100-to-1 (the “Reverse Share Split”) and (ii) an amendment of the Company’s Articles of Association (the “Articles of Association”) to proportionally adjust the nominal value of the Company’s ordinary shares from £0.002 per share to £0.20 per share as a result of the Reverse Share Split.

Reason for the Reverse Share Split

The Company is implementing the Reverse Share Split to raise the per share bid price of the Company’s ordinary shares above $1.00 per share and bring the Company back into compliance with Nasdaq Listing Rule 5550(a)(2), which requires primary securities listed on The Nasdaq Capital Market to maintain a minimum bid price of at least $1.00 per share (the “Minimum Bid Price Rule”). As previously disclosed, on October 13, 2026, the Company received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has initiated the process of delisting the Company’s ordinary shares from The Nasdaq Capital Market as a result of the Company’s non-compliance with the Minimum Bid Price Rule. The Company has appealed the Staff Determination by filing a request for an oral hearing before the Nasdaq Hearings Panel (the “Hearings Panel”), which such request was granted and the Hearings Panel will take place on November 17, 2026. This request has stayed the suspension of trading or delisting of the Company’s ordinary shares pending the hearing and the Hearing Panel’s decision. The Company cannot provide assurance that the Reverse Share Split will achieve the desired effects or that, if achieved, such desired effects will be sustained, or that the Hearings Panel will decide in the Company’s favor in light of the Reverse Share Split.

Effects of the Reverse Share Split

Effective Date; Symbol; CUSIP Number

The Reverse Share Split will become effective as of 12:01 a.m., Eastern Time, on November 17, 2026 (the “Effective Date”). The ordinary shares will begin trading on a split-adjusted basis at the commencement of trading on the Effective Date, under the Company’s existing trading symbol “RCT.” The new CUSIP number for the Company’s ordinary shares following the Reverse Share Split will be G71115 201.

Split Adjustment; Treatment of Fractional Shares

On the Effective Date, the total number of ordinary shares held by each shareholder of the Company will be exchanged for the number of ordinary shares equal to the number of issued and outstanding ordinary shares held by each such shareholder immediately prior to the Reverse Share Split, divided by one hundred (100). The resulting fractional shares from the Reverse Share Split will be sold for the best price reasonably obtainable, and each shareholder will be paid in cash its respective portion of the proceeds received from such sale in lieu of fractional shares. Also on the Effective Date, all equity awards outstanding immediately prior to the Reverse Share Split will be adjusted to reflect the Reverse Share Split, and the Company’s outstanding warrants will be proportionately adjusted to increase the exercise price and reduce the number of shares issuable upon exercise to reflect the Reverse Share Split such that the aggregate exercise price of such warrants will remain unchanged.

Certificated and Non-Certificated Shares

Each certificate, or book entry, that immediately prior to the Reverse Share Split represented ordinary shares, will, following the Reverse Share Split, represent that number of ordinary shares into which the ordinary shares represented by such certificate or book entry have been combined, subject to the treatment of fractional shares as described above.

Shareholders who hold their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Reverse Share Split will automatically be reflected in their brokerage accounts.

Amendment to Articles of Association Filing

The Reverse Share Split will be reflected pursuant to the Company’s filing of a Certificate of Amendment to its Articles of Association with Companies House. A copy of the form of the amendment is attached as Exhibit 3.1 to this Report on Form 6-K and is incorporated herein by reference.

Capitalization

The Company’s allotment authority will be proportionally adjusted to 10,000,000 ordinary shares following the Reverse Share Split. The nominal value of the Company’s ordinary shares will also be adjusted from £0.002 per share to £0.20.

Immediately after the Reverse Share Split, each shareholder’s percentage ownership interest in the Company’s ordinary shares and proportional voting power of the Company’s ordinary shares shall remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of the Company’s ordinary shares will remain unaffected by the Reverse Share Split.

On November 13, 2026, the Company issued a press release announcing the reverse share split. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

The information contained in this Report on Form 6-K, other than Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-296836). Exhibit 99.1 shall not be incorporated by reference into any registration statement or other filing under the Securities Act, unless expressly incorporated by reference therein.

Exhibit Index

Exhibit No.	Description
3.1	Amendment to Articles of Association.
99.1	Press Release, dated November 13, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: November 13, 2026